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2026-08-27 VanEck Merk Gold Trust (OUNZ) - Barron’s article

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8/27/26, 9:19 AM How to Invest in Gold for Retirement: ETFs, Miners, and Tax Rules - Barron's

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PRECIOUS METALS

The Best Way to Own Gold in a Retirement Account—and Why You Should

By Elizabeth O'Brien Follow

Updated Aug 27, 2026, 8:49 am EDT / Original Aug 27, 2026, 12:30 am EDT

In this article

GLD OUNZ GDX SPX SCHW


NET WT
1000g

Gold can be a healthy addition to a well-rounded portfolio. (PHOTO ILLUSTRATION BY BARRON'S; DREAMSTIME)

Gold is generally seen as a garnish in retirement portfolios. Should it be more of a main dish, even replacing a bit of your bondholdings?

https://www.barrons.com/articles/how-to-invest-in-gold-for-retirement-etfs-taxes-7ef20769?eafs_enabled=false 1/4

Conditions for gold are looking up again. The metal has soared nearly 15% since early July, reaching $4,686 an ounce. Many investment firms see the yellow metal rising to around $5,000 by year end. Its rally has coincided with mounting concerns over America's $40 trillion in government debt, rising deficits, and "dollar debasement"—the notion that the currency will be worth less as the government prints more money to finance its debt. Better to own a hard asset like gold with limited supply, the thinking goes. Those pressures are weighing on the outlook for bonds. But for retirees, bonds still have one thing going for them that gold doesn't: income. Treasuries yield 4% to 5%, with the 30-year yield rising to 5.3% in mid-August, its highest level since 2007. Gold, conversely, yields nothing and imposes an opportunity cost: You forgo income if you swap bonds for gold. Bonds and gold engage in a complex tango. Rising yields tend to pressure gold prices, but also drive down the value of bonds. The dollar's strength also factors in. A weaker dollar is bullish for gold. If the dollar strengthens, gold may come under pressure. That's where the Federal Reserve also comes into play. The Fed is under mounting pressure to raise interest rates modestly to help tame inflation; markets assign a roughly 75% chance of quarter-point hike in the federal-funds rate by year end. Higher rates tend to strengthen the dollar, another negative for gold. How can retirees navigate this dynamic? The main driver of your portfolio should be your goals, not the market. If your goal is generating income, make sure your bonds (and dividend stocks) generate enough cash to meet your expenses. There's considerable risk now at the longer end of the yield curve, which—like the long end of a jump rope—is more sensitive to interest-rate movements. Rising inflation expectations would cause bond prices to fall sharply, so it's 8/27/26, 9:19 AM How to Invest in Gold for Retirement: ETFs, Miners, and Tax Rules - Barron's https://www.barrons.com/articles/how-to-invest-in-gold-for-retirement-etfs-taxes-7ef20769?eafs_enabled=false 2/4 best to stick to shorter maturities. You aren't getting much more income at the long end, either. Exchange-traded funds like Vanguard Short-Term Bond offer low-cost exposure to short-term corporate and government debt. The ETF has a yield of 4.5% and an ultralow expense ratio of 0.03%. It's up about 1% this year. David Schassler, head of multi-asset solutions at VanEck, expects gold to continue to outperform fixed income. "This is a structural bull market, and you should buy the dips," he says, though he views gold as part of a broader real asset story with attractive tailwinds. Indeed, gold isn't the only commodity that could do well in an inflationary environment. While gold has some unique drivers as a perceived haven, it's only one way to protect against loss of purchasing power if everything gets more expensive. Other metals, energy, and agriculture assets may also rise in price. Rather than the classic mix of 60% stocks and 40% bonds, consider something like 60/30/10 or 55/35/10, with 10% in real assets, including gold. The iPath Bloomberg Commodity Index Total Return exchange-traded note, for instance, tracks the Bloomberg Commodity Index, a basket of commodities that includes gold at about 12% of its holdings, followed by crude oil, copper, and natural gas. The ETN has a steep 0.70% expense ratio, but that partly reflects a structural problem: Most commodities trade as futures contracts, and it's expensive to keep rolling them over. Owning gold can be more straightforward. The biggest gold fund, SPDR Gold Shares, holds bullion in proportion to its share price and has an expense ratio NEWSLETTER SIGN-UP Barron's Preview Get a sneak preview of the top stories from the weekend's Barron's magazine. Friday evenings ET. Preview Subscribe 8/27/26, 9:19 AM How to Invest in Gold for Retirement: ETFs, Miners, and Tax Rules - Barron's https://www.barrons.com/articles/how-to-invest-in-gold-for-retirement-etfs-taxes-7ef20769?eafs_enabled=false 3/4

News For You of 0.40%. VanEck Merk Gold does the same thing and costs less, with an expense ratio of 0.25%. Keep in mind that capital gains on commodity funds may be taxed at the collectibles rate of up to 28%, rather than the 0% to 20% federal rate for long- term capital gains, depending on your income. Gold mining stocks tend to swing more than the metal itself, reflecting factors beyond the price. Hold them in moderation, no more than 20% of your overall gold allocation, Schassler recommends. The VanEck Gold Miners ETF offers easy access at a 0.51% expense ratio. As glittery as gold can be, remember that it has gone through losing streaks that have lasted decades. And it's still tough to beat stocks. From January 1975 through January 2026, gold beat inflation but the S&P 500 beat them both, according to a Charles Schwab report . Bonds face challenges, too, but if you own them for income and don't expect much more, they can still be worthwhile. Write to Elizabeth O'Brien at elizabeth.obrien@barrons.com 8/27/26, 9:19 AM How to Invest in Gold for Retirement: ETFs, Miners, and Tax Rules - Barron's https://www.barrons.com/articles/how-to-invest-in-gold-for-retirement-etfs-taxes-7ef20769?eafs_enabled=false 4/4